Exhibit 99.1

Company announcement — No. 49/2017

Zealand reports royalty revenue for the third quarter of 2017

•                  Zealand reports royalty revenue of DKK 10.3 million/USD 1.6 million for Q3 2017

•                  The revenue is based on total net sales of Lyxumia®/Adlyxin® and Suliqua®/Soliqua® 100/33 of DKK 103.3 million/USD 16.3 million in Q3 2017

•                  The third quarter Soliqua 100/33 sales represent a 37% growth over the previous quarter

Copenhagen, November 2, 2017 — Zealand Pharma (“Zealand”) reports Q3 2017 royalty revenue from Sanofi’s sales of Lyxumia®/Adlyxin® (lixisenatide) of DKK 5.0 million/USD 0.8 million and from Suliqua®/Soliqua® 100/33 of DKK 5.4 million/USD 0.9 million — an increase of 37% versus previous quarter. Total royalty revenue for the first nine months of 2017 amounted to DKK 27.5 million/USD 4.4 million.

Lixisenatide is a Zealand-invented once-daily prandial GLP-1 receptor agonist for the treatment of type 2 diabetes. Zealand licensed the global development and commercialization rights to lixisenatide to Sanofi. Lixisenatide is marketed under the brand name Lyxumia® in more than 45 countries and was launched in the United States under the brand name Adlyxin® in January 2017.

Sanofi has developed a combination of lixisenatide and insulin glargine 100 units/ml (Lantus®), which was launched under the brand name Soliqua®100/33 in the United States in January 2017 and has been approved as Suliqua® in Europe and launched in the Netherlands and Austria during 2017.

Soliqua® 100/33 is approved in the United States as an adjunct therapy to diet and exercise to improve glycemic control in adults with type 2 diabetes inadequately controlled on basal insulin (less than 60 units daily) or lixisenatide alone.

Zealand’s interim report for the first nine months of 2017 will be published on November 8, 2017.

For further information, please contact:

Britt Meelby Jensen, CEO and President
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President and Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a portfolio of medicines and product candidates under license collaborations with Sanofi and Boehringer Ingelheim as well as a pipeline of internal product candidates focusing on specialty gastrointestinal and metabolic diseases.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow us on Twitter @ZealandPharma or LinkedIn.